Mail Stop 7010

July 15, 2005

via U.S. mail and facsimile

John Murakami
Chief Financial Officer
Northwest Pipe Company
200 S.W. Market Street
Portland, Oregon 97201

	RE:	Northwest Pipe Company
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 11, 2005
		File No. 0-27140

Dear Mr. Murakami:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis

Contractual Obligations, page 13
1. In future filings please include interest payments and firm purchase obligations as part of your tabular disclosure. See Item 303 (a) (5) of Regulation S-K. In addition, confirm to us that you have presented any and all capital lease obligations within this table and in footnote 8. We note the capital lease equipment noted in footnote 4.

Guarantees, page 13
2. We note from your disclosure that you have operating lease agreements that contain provisions related to residual value guarantees. Although you do not expect to make any significant payments under the arrangements, tell us what consideration you have given to FIN 45. In particular, paragraphs 9.b and 11.d.

Risk Factors - Product Warranties, page 16
3. We note you warrant your products to be free of certain defects.
In future filings please provide the disclosures required by paragraph 14 of FIN 45. Additionally, please provide to us the tabular reconciliation of the changes in the product warranty liability for the year ended December 31, 2004 and for the quarter ended March 31, 2005 presented consistent with 14(b) of FIN 45.

Note 5 - Goodwill, page F-12
4. In future filings please provide goodwill in total for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment.  Refer to paragraph
45
of SFAS 142 for guidance.

Note 12 Commitments and Contingencies

Litigation, page F-18
5. You disclose that pending claims for the Poz-Lok system is less than $100,000 and based on your disclosure it is unclear whether you have accrued a loss contingency. Tell us and revise future filings to disclose whether it is reasonably possible that material losses in excess of the $100,000 may be incurred because of this contingency.
If so tell us the range of reasonably possible losses, or explain why such a range cannot be estimated. We may have further comment.

6. With a view towards enhanced disclosures, tell us whether it is reasonably possible that losses related to the plant at 12005 N. Burgard in Portland Oregon could be material. Please address each of the elevated VOCs, listing on the NPL and potential CERCLA involvement. Tell us whether you have accrued any amounts related to this contingency.

Note 14 - Segments, page F-22
7. Tell us in reasonable detail why the Poz-Loc Traffic Systems and
Propane Tanks are not considered reportable segments.


*    *    *    *


      As appropriate, and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
Branch Chief




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Mr. Murakami
Northwest Pipe Company
July 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE